# Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

## ASSETS

|  |  | As of December 31, 2017 |
| --- | --- | --- |
| **Assets:** |  |  |
| Cash | $ | 19,614 |
| Cash segregated under federal regulation |  | 1 |
| Receivable from brokers, dealers, and custodian |  | 14,132 |
| Receivable from affiliate |  | 1,081 |
| Other assets |  | 813 |
| **Total assets** | $ | 35,641 |

## LIABILITIES AND MEMBER'S CAPITAL

|  |  |  |
| --- | --- | --- |
| **Liabilities:** |  |  |
| Payable to customer | $ | 6,746 |
| Commissions, clearance, and regulatory fees payable |  | 1,109 |
| Payable to affiliate |  | 793 |
| Other liabilities |  | 594 |
| **Total liabilities** |  | 9,242 |
| Member's capital |  | 26,399 |
| **Total liabilities and member's capital** | $ | 35,641 |

See notes to statement of financial condition.